Exhibit 99.1

Transfer of Operations within TeliaSonera

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 11, 2006--As from 2006, Sergel Kredittjanster is transferred to TeliaSonera Holding (NASDAQ:TLSN)(HEX:TLS1V)(STO:TLSN) from TeliaSonera Sverige. In addition, the retail chain for home electronics, Veikon Kone in Finland, is transferred from TeliaSonera Holding to TeliaSonera Finland. In order to maintain comparability between previous and future financial reports, Historical financial information published on www.teliasonera.com/investorrelations has been adjusted with regards to these changes.

Veikon Kone's net sales 2005 was SEK 694 million and EBITDA was SEK 23 million. Sergel Kredittjanster's net sales 2005 was SEK 347 million and EBITDA was SEK 63 million.

The transfer of operations has no effect on the figures for the total Group.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera AB
Martti Yrjo-Koskinen, +46-(0)8-713 58 30